MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2017

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2017 Third Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and nine months ended September 30, 2017 and the audited consolidated financial statements for the year ended December 31, 2016, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 1, 2017 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on growing primary silver production in México and is aggressively pursuing the development of its existing mineral property assets and acquiring new assets. During the quarter ended September 30, 2017, the Company owned and operated six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”.

SANTA ELENA SILVER/GOLD MINE
LA ENCANTADA SILVER MINE
PLOMOSAS SILVER PROJECT
LA JOYA SILVER PROJECT
LA PARRILLA SILVER MINE
DEL TORO SILVER MINE
SAN MARTIN SILVER MINE
LA LUZ SILVER PROJECT
LA GUITARRA SILVER MINE

First Majestic Silver Corp. 2017 Third Quarter Report	Page 3

2017 THIRD QUARTER HIGHLIGHTS

Key Performance Metrics	2017-Q3	2017-Q2	Change Q3 vs Q2	2016-Q3	Change Q3 vs Q3	2017-YTD	2016-YTD	Change
Operational
Ore Processed / Tonnes Milled	730,652	691,833	6%	838,233	(13%)	2,244,822	2,426,007	(7%)
Silver Ounces Produced	2,415,962	2,287,188	6%	3,114,627	(22%)	7,412,128	9,033,731	(18%)
Silver Equivalent Ounces Produced	3,986,274	3,888,944	3%	4,524,619	(12%)	12,142,568	14,289,323	(15%)
Cash Costs per Ounce (1)	$8.52	$7.41	15%	$5.84	46%	$7.51	$5.73	31%
All-in Sustaining Cost per Ounce (1)	$15.73	$14.58	8%	$10.52	50%	$14.10	$10.11	39%
Total Production Cost per Tonne (1)	$54.15	$51.53	5%	$43.11	26%	$49.89	$43.60	14%
Average Realized Silver Price per Ounce (1)	$17.11	$17.17	—%	$19.72	(13%)	$17.29	$17.18	1%
Financial (in $millions)
Revenues	$61.9	$60.1	3%	$79.3	(22%)	$191.1	$211.9	(10%)
Mine Operating Earnings (2)	$3.2	$1.4	126%	$20.0	(84%)	$14.6	$39.3	(63%)
(Loss) Earnings before Income Taxes	($1.3)	($6.7)	(80%)	$13.4	(110%)	($5.4)	$24.0	(123%)
Net (Loss) Earnings	($1.3)	$1.4	(193%)	$8.1	(116%)	$2.8	$6.8	(59%)
Operating Cash Flows before Working Capital and Taxes (2)	$17.7	$18.0	(2%)	$35.4	(50%)	$62.3	$83.8	(26%)
Cash and Cash Equivalents	$120.8	$126.9	(5%)	$122.5	(1%)	$120.8	$122.5	(1%)
Working Capital (1)	$126.3	$130.9	(4%)	$143.8	(12%)	$126.3	$143.8	(12%)
Shareholders
Earnings (Loss) per Share ("EPS") - Basic	($0.01)	$0.01	(193%)	$0.05	(116%)	$0.02	$0.04	(60%)
Adjusted EPS (1)	$0.00	($0.02)	(96%)	$0.07	101%	$0.00	$0.13	(100%)
Cash Flow per Share (1)	$0.11	$0.11	(2%)	$0.22	(51%)	$0.38	$0.53	(28%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 33 to 37 for a reconciliation of non-GAAP to GAAP measures.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 37.

Third Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	232,662	212,092	132,389	60,501	69,113	23,896	730,652
Silver Ounces Produced	560,054	609,138	424,358	233,015	471,893	117,504	2,415,962
Silver Equivalent Ounces Produced	1,503,376	610,307	612,116	472,804	604,686	182,986	3,986,274
Cash Costs per Ounce	$1.39	$12.47	$12.26	$6.41	$7.11	$19.02	$8.52
All-in Sustaining Cost per Ounce	$4.65	$14.98	$18.85	$12.92	$10.03	$31.55	$15.73
Total Production Cost per Tonne	$55.65	$34.77	$50.75	$71.80	$76.81	$120.09	$54.15

Operational

•
In the third quarter, the Company produced 3,986,274 ounces of total silver equivalents, including 2,415,962 ounces of silver, an increase of 3% and 6%, respectively, compared to the previous quarter. Total ore processed during the quarter amounted to 730,652 tonnes, representing a 6% increase compared to the previous quarter. The most significant improvement occurred at the La Encantada operation which recorded a 43% increase in mill throughput and a 62% increase in silver production as production rates returned to normal levels following the work stoppage in the previous quarter. This was partially offset by decrease in tonnages at Del Toro and La Guitarra due to land access and seismic issues, respectively.

•
Cash cost per ounce in the quarter was $8.52, an increase of 15% or $1.11 per ounce compared to the previous quarter. The increase in cash cost per ounce was primarily attributed to lower by-product credits from lower lead production and a stronger Mexican peso which appreciated 4% against the U.S. dollar, partially offset by a 42% savings in smelting and refining costs per ounce as a result of renegotiated concentrate agreements that were effective on July 1, 2017.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 4

•
All-in sustaining cost per ounce (“AISC”) in the third quarter was $15.73, an increase of 8% or $1.15 per ounce compared to the previous quarter, primarily due to the $1.11 per ounce increase in cash costs.

•
The Company's underground development in the third quarter consisted of 14,931 metres, consistent with 15,121 metres completed in the previous quarter. The most significant increase in underground development occurred at La Encantada to target areas of the mine known to have higher grades, most notably the San Javier and 990 areas, as well as the San Francisco dyke. As of September 30, 2017, the Company had completed approximately 67% of the 64,720 metres of the revised underground development planned for 2017 and expects to be on track to meet its program target.

•
A total of 19 diamond drill rigs were active across the Company's properties completing 48,638 metres of diamond drilling in the quarter, a 67% increase compared to 29,070 metres in the prior quarter, in order to achieve annual program targets. Exploration in the quarter focused on expanding resources in known structures and exploring for new deposits, including a new 6,800 metre drill program targeting the Santa Ana and San Judas veins in the Cumobabi property located south of Santa Elena. As of September 30, 2017, the Company had completed approximately 74% of the 145,000 metres of the revised exploration drilling planned for 2017.

Financial

•
Generated revenues of $61.9 million in the quarter, a decrease of 22% compared to $79.3 million in the third quarter of 2016 primarily due to a 13% decrease in average realized silver price and an 11% decrease in silver equivalent ounces sold compared to the same quarter of the prior year.

•
The Company recognized mine operating earnings of $3.2 million compared to $20.0 million in the third quarter of 2016. The decrease in mine operating earnings was primarily affected by the $17.4 million decrease in revenue, as mine operating costs remained relatively consistent compared to the same quarter of the prior year. Higher energy costs, labour costs and foreign exchange contributed to lower operating earnings which would normally be reduced with the decrease in production.

•
The Company generated a net loss of $1.3 million (loss per share of $0.01) compared to net earnings of $8.1 million (EPS of $0.05) in the third quarter of 2016. The decrease of $9.4 million in net earnings was primarily attributed to: 1) $16.8 million decrease in mine operating earnings; partially offset by: 2) a $3.3 million favourable variance in foreign exchange gains; and 3) a $5.3 million decrease in income tax expenses.

•
Adjusted net loss for the quarter was $0.2 million (adjusted loss per share of $0.00), after excluding non-cash and non-recurring items including share-based payments, gain or loss from marketable securities and silver futures derivatives, and deferred income tax expense (see "Adjusted EPS" on page 36).

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $17.7 million ($0.11 per share) compared to $35.4 million ($0.22 per share) in the third quarter of 2016.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 5

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2017			2016				2015
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore processed/tonnes milled
La Encantada	212,092	148,039	266,510	235,039	247,858	209,039	189,140	242,109
La Parrilla	132,389	132,880	140,592	153,309	147,414	157,871	151,916	149,504
Del Toro	60,501	81,843	79,108	82,767	86,646	80,739	86,869	111,448
San Martin	69,113	67,073	69,563	76,848	75,228	69,863	75,863	83,442
La Guitarra	23,896	29,547	36,514	38,422	39,092	34,917	43,265	42,249
Santa Elena	232,662	232,451	230,050	257,771	241,996	245,753	242,539	254,625
Consolidated	730,652	691,833	822,336	844,155	838,233	798,182	789,591	883,377
Silver equivalent ounces produced
La Encantada	610,307	375,563	708,959	569,504	687,841	623,070	832,957	716,023
La Parrilla	612,116	593,852	667,431	699,497	739,026	948,552	1,001,359	1,051,679
Del Toro	472,804	712,714	682,219	680,802	707,524	682,443	578,556	586,672
San Martin	604,686	577,598	522,672	573,349	562,096	492,669	580,922	576,675
La Guitarra	182,986	229,276	316,195	386,713	397,627	375,464	363,884	382,953
Santa Elena	1,503,376	1,399,940	1,369,875	1,470,612	1,430,506	1,559,410	1,725,417	1,506,405
Consolidated	3,986,274	3,888,944	4,267,350	4,380,477	4,524,619	4,681,608	5,083,095	4,820,408
Silver ounces produced
La Encantada	609,138	374,901	707,479	567,930	685,478	622,321	830,787	714,057
La Parrilla	424,358	425,060	479,875	497,466	547,913	599,526	575,969	605,605
Del Toro	233,015	365,323	340,958	343,894	446,137	399,520	311,400	331,225
San Martin	471,893	425,645	410,082	510,423	500,441	411,686	480,413	485,227
La Guitarra	117,504	138,345	189,159	239,788	263,235	206,262	214,312	245,358
Santa Elena	560,054	557,914	581,425	660,207	671,423	605,615	661,292	673,969
Consolidated	2,415,962	2,287,188	2,708,978	2,819,708	3,114,627	2,844,930	3,074,173	3,055,442
Cash cost per ounce
La Encantada	$12.47	$13.59	$10.83	$13.87	$11.20	$12.41	$8.49	$11.00
La Parrilla	$12.26	$11.15	$9.96	$10.22	$7.70	$7.33	$5.39	$7.18
Del Toro	$6.41	$3.99	$2.64	$2.80	$3.41	$7.90	$9.52	$9.25
San Martin	$7.11	$5.43	$6.42	$6.94	$7.05	$8.67	$5.83	$7.20
La Guitarra	$19.02	$12.65	$6.36	$7.74	$6.93	$5.93	$8.27	$7.02
Santa Elena	$1.39	$2.86	$1.54	($1.43)	($0.81)	($2.86)	($3.34)	($2.84)
Consolidated	$8.52	$7.41	$6.68	$6.49	$5.84	$6.41	$5.00	$6.04
All-in sustaining cost per ounce
La Encantada	$14.98	$17.95	$12.07	$16.53	$12.81	$13.85	$9.33	$14.29
La Parrilla	$18.85	$17.12	$13.86	$15.34	$10.65	$9.43	$7.06	$9.98
Del Toro	$12.92	$7.93	$7.95	$8.43	$6.01	$10.05	$10.76	$11.30
San Martin	$10.03	$7.53	$8.66	$10.01	$9.92	$10.20	$7.52	$9.83
La Guitarra	$31.55	$19.51	$11.83	$15.99	$13.60	$10.34	$12.91	$14.24
Santa Elena	$4.65	$6.64	$4.61	$1.64	$1.82	$1.81	$1.68	$1.44
Consolidated	$15.73	$14.58	$12.21	$12.90	$10.52	$10.97	$8.97	$11.28
Production cost per tonne
La Encantada	$34.77	$33.65	$27.92	$32.96	$30.18	$35.13	$34.91	$30.92
La Parrilla	$50.75	$44.54	$43.22	$41.92	$41.20	$37.12	$35.29	$38.99
Del Toro	$71.80	$57.16	$51.58	$52.45	$48.15	$52.95	$53.30	$45.22
San Martin	$76.81	$69.37	$61.28	$56.70	$59.39	$65.75	$53.32	$54.22
La Guitarra	$120.09	$93.49	$75.33	$78.31	$79.68	$87.01	$66.88	$57.02
Santa Elena	$55.65	$54.44	$52.90	$37.57	$44.75	$43.89	$42.05	$44.45
Consolidated	$54.15	$51.53	$44.72	$42.13	$43.11	$44.97	$42.72	$41.44

First Majestic Silver Corp. 2017 Third Quarter Report	Page 6

Operating Results – Consolidated Operations

Key Performance Metrics	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q3 vs Q2	Change '17 vs '16
Production
Ore processed/tonnes milled	730,652	691,833	822,336	2,244,822	2,426,007	6%	(7%)
Average silver grade (g/t)	131	130	136	133	153	1%	(13%)
Recovery (%)	78%	79%	75%	77%	76%	(1%)	1%

Total silver ounces produced	2,415,962	2,287,188	2,708,978	7,412,128	9,033,731	6%	(18%)
Total payable silver ounces produced	2,375,118	2,238,882	2,653,353	7,267,353	8,798,091	6%	(17%)
Gold ounces produced	15,414	15,186	15,047	45,648	47,693	2%	(4%)
Pounds of lead produced	5,171,533	7,625,328	7,453,972	20,250,833	25,500,868	(32%)	(21%)
Pounds of zinc produced	922,666	860,939	871,596	2,655,201	9,387,254	7%	(72%)
Total production - ounces silver equivalent	3,986,274	3,888,944	4,267,350	12,142,568	14,289,323	3%	(15%)

Underground development (m)	14,931	15,121	13,571	43,623	34,509	(1%)	26%
Diamond drilling (m)	48,638	29,070	29,000	106,708	62,328	67%	71%

Costs
Mining cost per ounce	$5.40	$5.45	$4.84	$5.21	$4.31	(1%)	21%
Milling cost per ounce	7.17	6.71	6.05	6.62	5.32	7%	24%
Indirect cost per ounce	4.09	3.76	2.96	3.58	2.39	9%	50%
Total production cost per ounce	$16.66	$15.92	$13.86	$15.41	$12.02	5%	28%
Transport and other selling costs per ounce	0.37	0.35	0.30	0.34	0.35	4%	(4%)
Smelting and refining costs per ounce	0.84	1.44	1.41	1.23	1.99	(42%)	(38%)
Environmental duty and royalties per ounce	0.11	0.11	0.11	0.11	0.12	(5%)	(8%)
Cash cost per ounce before by-product credits	$17.97	$17.83	$15.69	$17.09	$14.48	1%	18%
Deduct: By-product credits	(9.45)	(10.41)	(9.01)	(9.59)	(8.75)	(9%)	10%
Cash cost per ounce	$8.52	$7.41	$6.68	$7.51	$5.73	15%	31%

Workers’ Participation	—	0.46	0.20	0.21	0.10	(99%)	109%
General and administrative expenses	1.79	1.89	1.62	1.76	1.40	(5%)	26%
Share-based payments	0.84	0.97	0.86	0.89	0.38	(14%)	136%
Accretion of decommissioning liabilities	0.10	0.11	0.08	0.10	0.07	(2%)	34%
Sustaining capital expenditures	4.47	3.74	2.77	3.63	2.43	20%	50%
All-In Sustaining Costs per ounce	$15.73	$14.58	$12.21	$14.10	$10.11	8%	39%

Mining cost per tonne	$17.54	$17.63	$15.63	$16.87	$15.62	(1%)	8%
Milling cost per tonne	23.31	21.72	19.53	21.43	19.31	7%	11%
Indirect cost per tonne	13.30	12.18	9.56	11.59	8.67	9%	34%
Total production cost per tonne	$54.15	$51.53	$44.72	$49.89	$43.60	5%	14%

Production

Total production for the quarter was 3,986,274 silver equivalent ounces, consisting of 2,415,962 ounces of silver, 15,414 ounces of gold, 5,171,533 pounds of lead and 922,666 pounds of zinc. Total ore processed during the quarter amounted to 730,652 tonnes, representing a 6% increase compared to the previous quarter. The most significant improvement occurred at the La Encantada operation which recorded a 43% increase in mill throughput and a 62% increase in silver production as production rates returned to normal levels following the 42 day work stoppage in the previous quarter.

The consolidated average silver head grade and silver recoveries for the quarter was 131 g/t and 78% respectively, consistent with 130 g/t and 79%, respectively, in the second quarter of 2017. Higher silver grades were mined and processed at La Encantada and San Martin, partially offset by lower silver grades at Del Toro. Silver grades at Santa Elena, La Parrilla and La Guitarra remained relatively consistent with the previous quarter.

Despite the restart of production at La Encantada which generally has lower silver recoveries than the other mines, consolidated silver recoveries averaged 78%, relatively consistent to the previous quarter. This was attributed to ongoing metallurgical

First Majestic Silver Corp. 2017 Third Quarter Report	Page 7

optimization efforts which resulted in significant improvements in silver recoveries at the San Martin and La Guitarra mines. During the quarter, the Company began testing microbubble flotation technology at its Central Lab at La Parrilla. Ore samples from La Guitarra were shipped to site and tested in a six-inch diameter microbubble column. Preliminary results show metallurgical recoveries improved by up to 4% in addition to producing higher concentrate grades. Ore samples from La Parrilla are expected to undergo pilot testing in the fourth quarter of 2017, followed by Del Toro samples in the first quarter of 2018. Pending successful results, the Company anticipates installing full scale microbubble columns at its various operations throughout 2018.

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the quarter was $8.52 per payable ounce of silver, an increase of 15% from $7.41 per ounce in the second quarter of 2017. The increase in cash cost per ounce was primarily attributed to lower by-product credits from lower lead production and a stronger Mexican peso which appreciated 4% against the U.S. dollars, partially offset by a 42% savings in smelting and refining costs per ounce as a result of renegotiated concentrate agreements that were effective on July 1, 2017.

All-In Sustaining Cost per Ounce

AISC in the third quarter was $15.73, an increase of 8% or $1.15 per ounce compared to the previous quarter, primarily attributed to the $1.11 per ounce increase in cash costs.

Development and Exploration

The Company's underground development in the third quarter consisted of 14,931 metres, comparable to 15,121 metres completed in the previous quarter. Development in the quarter focused on opening new production areas (e.g. the Borregos area of Quebradillas), preparing new stopes, opening new faces in La Guitarra, new stopes at Del Toro, and developing into higher grade zones at La Encantada as a way to increase production in the coming quarters. The most significant increase in underground development occurred at La Encantada to target areas of the mine known to have higher grades, most notably the San Javier and 990 areas, as well as the San Francisco dyke. As of September 30, 2017, the Company had completed approximately 67% of the 64,720 metres of the revised underground development planned for 2017 and expects to be on track to meet its program target.

A total of 19 diamond drill rigs were active across the Company's properties and completed 48,638 metres of diamond drilling in the quarter, a 67% increase compared to 29,070 metres in the prior quarter, in order to achieve annual program targets. Exploration in the quarter focused on expanding resources in known structures and exploring for new deposits, including a new 6,800 metre drill program targeting the Santa Ana and San Judas veins in the Cumobabi property located south of Santa Elena. As of September 30, 2017, the Company had completed approximately 74% of the 145,000 metres of the revised exploration drilling planned for 2017.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 8

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions over a total of 101,837 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. (“SilverCrest”) in October 2015. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q3 vs Q2	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	232,662	232,451	230,050	695,162	730,289	0%	(5%)
Average silver grade (g/t)	83	83	88	85	93	0%	(9%)
Recovery (%)	90%	90%	89%	90%	89%	0%	1%

Total silver ounces produced	560,054	557,914	581,425	1,699,393	1,938,330	0%	(12%)
Total payable silver ounces produced	559,494	557,077	580,553	1,697,124	1,935,422	0%	(12%)
Gold ounces produced	12,422	11,522	11,261	35,206	37,244	8%	(5%)
Total production - ounces silver equivalent	1,503,376	1,399,940	1,369,875	4,273,191	4,715,333	7%	(9%)

Underground development (m)	2,724	2,613	2,855	8,193	7,856	4%	4%
Diamond drilling (m)	7,406	2,608	3,730	13,744	7,176	184%	92%

COST
Mining cost per ounce	$8.00	$7.80	$8.10	$7.97	$5.55	3%	44%
Milling cost per ounce	11.38	11.72	10.23	11.10	9.01	(3%)	23%
Indirect cost per ounce	3.76	3.19	2.63	3.19	1.88	18%	70%
Total production cost per ounce	$23.14	$22.72	$20.96	$22.26	$16.44	2%	35%
Transport and other selling costs per ounce	0.25	0.22	0.20	0.22	0.16	14%	40%
Smelting and refining costs per ounce	0.22	0.25	0.27	0.25	0.28	(11%)	(11%)
Environmental duty and royalties per ounce	0.20	0.20	0.21	0.20	0.19	2%	4%
Cash cost per ounce before by-product credits	$23.81	$23.38	$21.64	$22.93	$17.07	2%	34%
Deduct: By-product credits	(22.42)	(20.51)	(20.10)	(21.00)	(19.38)	9%	8%
Cash cost per ounce	$1.39	$2.86	$1.54	$1.93	($2.31)	(51%)	(184%)

Workers’ Participation	0.10	0.39	—	0.16	—	(74%)	100%
Accretion of decommissioning liabilities	0.08	0.08	0.07	0.08	0.06	4%	42%
Sustaining capital expenditures	3.07	3.31	2.99	3.12	4.03	(7%)	(23%)
All-In Sustaining Costs per ounce	$4.65	$6.64	$4.61	$5.29	$1.77	(30%)	199%

Mining cost per tonne	$19.24	$18.70	$20.45	$19.46	$14.71	3%	32%
Milling cost per tonne	27.36	28.10	25.80	27.09	23.87	(3%)	13%
Indirect cost per tonne	9.05	7.64	6.65	7.78	4.98	18%	56%
Total production cost per tonne	$55.65	$54.44	$52.90	$54.33	$43.56	2%	25%

During the third quarter, Santa Elena produced 560,054 silver ounces and 12,422 ounces of gold for a total quarterly production of 1,503,376 silver equivalent ounces, an increase of 7% compared to 1,399,940 silver equivalent ounces in the previous quarter.

The mill processed a total of 232,662 tonnes during the quarter, consisting of 141,435 tonnes (1,537 tpd) of underground ore and 91,227 tonnes (992 tpd) from the above ground heap leach pad, comparable to the prior quarter.

Silver grade and recoveries were 83 g/t and 90%, respectively, consistent with the previous quarter. Gold grades and recoveries averaged 1.75 g/t and 95%, respectively, compared to 1.62 g/t and 95% in the previous quarter. Silver and gold grades of underground ore averaged 112 g/t and 2.4 g/t, respectively, whereas silver and gold grades from the above ground heap leach pad averaged 39 g/t and 0.7 g/t, respectively.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 9

Cash cost in the third quarter was $1.39 per payable silver ounce, a decrease of 51% compared to $2.86 per payable silver ounce in the previous quarter. The decrease in cash cost per ounce was primarily due to higher gold by-product credits, partially offset by a stronger Mexican peso which appreciated 4% against the U.S. dollar.

A total of 2,724 metres of underground development was completed in the third quarter compared to 2,613 metres of development in the previous quarter.

Three drill rigs were active on the Santa Elena property during the quarter, consisting of two underground and one on surface, with 7,406 metres drilled compared to 2,608 metres drilled in the previous quarter. Drilling activities in the quarter continued to focus on the Santa Elena Main vein to the west of the deposit and under the depleted open pit, whereas the increase in drilling activities was primarily related to the start of a new drill program at the Cumobabi property exploring the Santa Ana and San Judas veins, as well as confirmation drilling of the heap leach pad.

The Santa Elena mine is comprised of five groups of major concessions totaling 101,837 hectares, including Santa Elena, Ermitaño, El Gachi, Los Hernandez and Cumobabi, as per below:

Santa Elena Silver/Gold Mine
EL GACHI
LOS HERNANDEZ
SANTA ELENA
EL ERMITAÑO
CUMOBABI
FM CLAIMS
EL GACHI
LOS HERNANDEZ
EL ERMITAÑO
SANTA ELENA
CUMOBABI
MINE
10 5 0 10
Kilometers
First Majestic Silver Corp.
Santa Elena Mine
Mining Claims
Coordinate System UTM WGS84 ZONE 12N
560000
580000
600000
620000
640000
3340000
3320000
3300000
N
Arizpe
Rancho Bamori
Pueblo Sinoquipe
Pueblo Norte
Pueblo Sur
Banámichi
Ejido La Mora
Congreg Ojo de Agua de Huépac
Huépac
Congreg Ranchito de Huépac
San Felipe de Jesús
Pueblo Aconchi Centro
Aconchi
Poblado Com La Estancia
Poblado Com San Pablo
Baviácora
Pueblo Kilómetro Cinco
Pueblo Los Hoyos
Pueblo Ojo de Agua
Villa Norte
Cumpas
Villa Cumpas Centro
Pueblo La Colonia
Pueblo Jecori
Álamos
Abanicos
Rio Moctezuma

The Company has an option agreement with Evrim Resources Corp. ("Evrim") to earn 100% of the Ermitaño Project by paying $75,000 upon signing the agreement and $50,000 each anniversary thereafter, completing a minimum of US$500,000 in exploration expenditures in the first year (all of which have been fulfilled), and by delivering a production notice and construction schedule by January 10, 2019, at which time Evrim will retain a 2% net smelter royalty ("NSR").

In December 2016, the Company entered into an option agreement with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions to the north of the Santa Elena mine. In exchange, First Majestic has agreed: to incur $1.6 million in exploration costs on the property

First Majestic Silver Corp. 2017 Third Quarter Report	Page 10

over four years, a 2.5% NSR on the related concessions, and to pay $1.4 million in cash, of which $0.1 million was due on or before the date of agreement (paid), $0.2 million in December 2017, $0.2 million in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

In March 2017, the Company entered into an agreement with Santacruz Silver Mining Ltd. to acquire the El Gachi Property in Sonora State, Mexico for total purchase price of $2.5 million in cash, which has been fully paid. The El Gachi Property neighbours to the north of the Santa Elena mine and includes 48,157 hectares of mining concessions.

As a result of these two transactions, the Santa Elena property boundaries have been increased from 47,878 hectares to 101,837 hectares to create a region extending south to the Ermitaño West and Cumobabi properties, and north to the Los Hernandez and El Gachi properties, which are aligned with a major structure that appears to be controlling some of the mineralized systems in the region.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 11

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q3 vs Q2	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	132,389	132,880	140,592	405,861	457,200	—%	(11%)
Average silver grade (g/t)	132	131	138	133	144	1%	(8%)
Recovery (%)	76%	76%	77%	76%	81%	—%	(6%)

Total silver ounces produced	424,358	425,060	479,875	1,329,293	1,723,408	—%	(23%)
Total payable silver ounces produced	405,172	405,221	455,354	1,265,747	1,597,007	—%	(21%)
Gold ounces produced	279	235	231	744	749	19%	(1%)
Pounds of lead produced	1,476,346	1,632,165	1,826,931	4,935,442	8,791,279	(10%)	(44%)
Pounds of zinc produced	922,666	860,939	871,596	2,655,201	9,387,254	7%	(72%)
Total production - ounces silver equivalent	612,116	593,852	667,431	1,873,399	2,688,937	3%	(30%)

Underground development (m)	3,186	3,233	2,827	9,246	6,236	(1%)	48%
Diamond drilling (m)	9,138	6,368	4,867	20,373	9,661	43%	111%

COST
Mining cost per ounce	$6.13	$5.83	$5.47	$5.80	$4.59	5%	26%
Milling cost per ounce	5.98	4.88	4.69	5.16	3.95	23%	31%
Indirect cost per ounce	4.47	3.89	3.19	3.82	2.29	15%	67%
Total production cost per ounce	$16.58	$14.61	$13.35	$14.79	$10.83	13%	37%
Transport and other selling costs per ounce	0.51	0.37	0.30	0.39	0.59	38%	(34%)
Smelting and refining costs per ounce	2.02	2.38	2.64	2.36	4.64	(15%)	(49%)
Environmental duty and royalties per ounce	0.09	0.09	0.10	0.09	0.16	(3%)	(42%)
Cash cost per ounce before by-product credits	$19.21	$17.45	$16.38	$17.63	$16.22	10%	9%
Deduct: By-product credits	(6.95)	(6.29)	(6.42)	(6.55)	(9.41)	10%	(30%)
Cash cost per ounce	$12.26	$11.15	$9.96	$11.08	$6.81	10%	63%

Workers’ Participation	0.30	0.68	0.06	0.33	0.17	(56%)	94%
Accretion of decommissioning liabilities	0.11	0.10	0.09	0.10	0.06	4%	67%
Sustaining capital expenditures	6.18	5.18	3.76	4.99	2.00	19%	150%
All-In Sustaining Costs per ounce	$18.85	$17.12	$13.86	$16.50	$9.04	10%	83%

Mining cost per tonne	$18.77	$17.79	$17.71	$18.08	$16.03	6%	13%
Milling cost per tonne	18.31	14.89	15.18	16.11	13.80	23%	17%
Indirect cost per tonne	13.67	11.86	10.33	11.92	8.00	15%	49%
Total production cost per tonne	$50.75	$44.54	$43.22	$46.11	$37.83	14%	22%

In the third quarter, total production from the La Parrilla mine was 612,116 silver equivalent ounces, an increase of 3% compared to 593,852 equivalent ounces of silver in the previous quarter. During the quarter, the flotation circuit processed 69,200 tonnes (752 tpd) with an average silver grade of 122 g/t and a 79% recovery while the cyanidation circuit processed 63,189 tonnes (687 tpd) with an average silver grade of 142 g/t and a 73% recovery for total production of 612,116 silver equivalent ounces.

During the quarter, the lead circuit processed ore with an average lead grade of 1.3% with recoveries of 73% for a total lead production of 1,476,346 pounds, representing a 10% decrease compared to the previous quarter primarily due to lower lead

First Majestic Silver Corp. 2017 Third Quarter Report	Page 12

head grades. The zinc circuit processed an average zinc grade of 1.2% with recoveries of 50% for a total zinc production of 922,666 pounds, representing a 7% increase compared to the previous quarter.

Cash cost in the quarter was $12.26 per ounce, an increase of 10% compared to $11.15 per ounce in the previous quarter. The increase in cash cost per ounce was primarily attributed to higher electricity and community relations costs and a stronger Mexican peso which appreciated 4% against the U.S. dollars.

A total of 3,186 metres of underground development was completed in the quarter, compared to 3,233 metres in the second quarter of 2017. New development focused on the Quebradillas area, where the Borregos, San Nicolas, North-South and 9-55 veins were under preparation. The Borregos area contains some higher grade ore which are expected to come into production midway through the fourth quarter.

A total of 9,138 metres of exploration drilling was completed in the quarter compared to 6,368 metres of diamond drilling in the second quarter of 2017. One underground and two surface drill rigs were active during the quarter. Underground exploration focused on the Quebradillas, Rosarios and San Nicolas veins and replacements in search of higher grade ore. Surface drilling has been focused on exploration of the Esperanza and Virginia veins. Exploration drilling also commenced during the quarter at the Cerro de Santiago epithermal-style target located east of the San Marcos mine.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 13

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q3 vs Q2	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	212,092	148,039	266,510	626,641	646,037	43%	(3%)
Average silver grade (g/t)	136	120	137	132	176	13%	(25%)
Recovery (%)	66%	66%	60%	63%	58%	0%	9%

Total silver ounces produced	609,138	374,901	707,479	1,691,518	2,138,586	62%	(21%)
Total payable silver ounces produced	606,701	373,402	704,649	1,684,752	2,130,031	62%	(21%)
Gold ounces produced	15	9	21	46	72	67%	(36%)
Total production - ounces silver equivalent	610,307	375,563	708,959	1,694,828	2,143,868	63%	(21%)

Underground development (m)	1,173	562	587	2,322	2,751	109%	(16%)
Diamond drilling (m)	6,793	2,899	2,805	12,497	6,743	134%	85%

COST
Mining cost per ounce	$2.19	$2.51	$2.11	$2.23	$2.38	(13%)	(6%)
Milling cost per ounce	6.96	7.29	6.11	6.67	5.59	(5%)	19%
Indirect cost per ounce	3.01	3.54	2.37	2.85	2.08	(15%)	37%
Total production cost per ounce	$12.16	$13.34	$10.59	$11.75	$10.06	(9%)	17%
Transport and other selling costs per ounce	0.06	0.06	0.03	0.05	0.17	1%	(71%)
Smelting and refining costs per ounce	0.22	0.22	0.24	0.23	0.28	0%	(18%)
Environmental duty and royalties per ounce	0.04	0.03	0.03	0.04	0.03	4%	33%
Cash cost per ounce before by-product credits	$12.47	$13.65	$10.90	$12.06	$10.54	(9%)	14%
Deduct: By-product credits	—	(0.06)	(0.04)	(0.03)	(0.04)	(92%)	(25%)
Cash cost per ounce(1)	$12.47	$13.59	$10.86	$12.03	$10.50	(8%)	15%

Workers’ Participation	0.18	0.59	0.12	0.25	0.11	(69%)	126%
Accretion of decommissioning liabilities	0.10	0.16	0.08	0.11	0.07	(36%)	46%
Sustaining capital expenditures	2.23	3.61	1.04	2.04	1.08	(38%)	89%
All-In Sustaining Costs per ounce	$14.98	$17.95	$12.10	$14.42	$11.76	(17%)	23%

Mining cost per tonne	$6.27	$6.34	$5.59	$6.00	$7.86	(1%)	(24%)
Milling cost per tonne	19.90	18.39	16.14	17.95	18.43	8%	(3%)
Indirect cost per tonne	8.60	8.92	6.27	7.65	6.87	(4%)	11%
Total production cost per tonne	$34.77	$33.65	$27.92	$31.6	$33.16	3%	(5%)

(1) Cash cost per ounce in the second quarter excludes $1.4 million in standby costs incurred at the unit during the 42 day mine stoppage at La Encantada.

A total of 610,307 equivalent ounces of silver were produced by the La Encantada mine during the third quarter, an increase of 63% compared to the second quarter of 2017, primarily due to a 43% increase in tonnes milled pursuant to restarting of milling activities on July 1, 2017 subsequent to a 42 day work stoppage in the previous quarter.

Silver grades averaged 136 g/t during the quarter, a 13% increase compared to the previous quarter, while silver recoveries averaged 66%, consistent with the prior quarter, primarily due to the processing of ore with a 1% or less manganese content.

Cash cost per ounce for the quarter was $12.47 compared to $13.59 in the previous quarter. The decrease in cash cost per ounce compared to the previous quarter was primarily attributed to increase in production after resuming operations on July 1, 2017, partially offset by incremental costs incurred to restart the plant facilities and a stronger Mexican peso which appreciated 4% against the U.S. dollars.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 14

The roasting project advanced in the third quarter with approximately 93% of the major components now manufactured. During the quarter, detail designs for the ore and reagent feeding systems, the roasted ore discharge system and coal storage were completed. Site preparations, including excavations and pouring of concrete pads for foundations were approximately 90% complete at quarter end. Installation of the dryer and dust collection systems and the shipment of component modules to site are expected to commence in the fourth quarter. Upon successful integration of the roaster to the leaching process in the first half of 2018, the mine is expected to recover an additional 1.5 million ounces of silver per year from the reprocessing of above ground tailings.

A total of 1,173 metres was developed underground in the quarter compared to 562 metres in the second quarter of 2017. The increase in development was primarily related to stope development in San Francisco dyke, San Javier and 990 areas which are known to contain higher silver grades. Development and reinforcement for caving in the San Javier area was completed during the third quarter and vertical raises are planned to be completed in the fourth quarter. The San Javier area is expected to begin initial production by mid-2018 and produce silver grades ranging between 150 to 200 g/t.

A total of 6,793 metres of exploration drilling was completed in the third quarter, an increase of 134% compared to 2,899 metres in the previous quarter. Two underground drill rigs are currently operating at La Encantada with focus on higher grade ore bodies known as the northeast trending veins, 990 vein and San Francisco dyke.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 15

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,159 hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q3 vs Q2	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	60,501	81,843	79,108	221,452	254,253	(26%)	(13%)
Average silver grade (g/t)	149	173	163	163	176	(14%)	(7%)
Recovery (%)	81%	80%	82%	81%	80%	1%	1%

Total silver ounces produced	233,015	365,323	340,958	939,297	1,157,057	(36%)	(19%)
Total payable silver ounces produced	220,701	346,536	323,425	890,662	1,096,313	(36%)	(19%)
Gold ounces produced	86	86	105	277	275	0%	1%
Pounds of lead produced	3,695,186	5,993,164	5,627,041	15,315,391	16,709,589	(38%)	(8%)
Total production - ounces silver equivalent	472,804	712,714	682,219	1,867,737	1,968,523	(34%)	(5%)

Underground development (m)	2,989	3,222	2,710	8,921	5,282	(7%)	69%
Diamond drilling (m)	6,673	4,078	3,589	14,340	11,225	64%	28%

COST
Mining cost per ounce	$6.99	$5.15	$4.93	$5.53	$5.44	36%	2%
Milling cost per ounce	6.41	4.39	4.20	4.82	3.63	46%	33%
Indirect cost per ounce	6.29	3.96	3.49	4.36	2.86	59%	52%
Total production cost per ounce	$19.69	$13.50	$12.62	$14.71	$11.93	46%	23%
Transport and other selling costs per ounce	0.96	0.67	0.73	0.76	0.75	43%	1%
Smelting and refining costs per ounce	2.93	5.03	5.68	4.74	5.75	(42%)	(18%)
Environmental duty and royalties per ounce	0.08	0.08	0.10	0.09	0.10	0%	(10%)
Cash cost per ounce before by-product credits	$23.66	$19.28	$19.13	$20.30	$18.53	23%	10%
Deduct: By-product credits	(17.24)	(15.29)	(16.48)	(16.20)	(11.93)	13%	36%
Cash cost per ounce	$6.41	$3.99	$2.65	$4.10	$6.60	61%	(38%)

Workers’ Participation	(1.82)	0.25	1.04	0.02	0.08	(828%)	(75%)
Accretion of decommissioning liabilities	0.19	0.12	0.12	0.13	0.10	58%	30%
Sustaining capital expenditures	8.14	3.57	4.16	4.92	1.90	128%	159%
All-In Sustaining Costs per ounce	$12.92	$7.93	$7.95	$9.18	$8.68	63%	6%

Mining cost per tonne	$25.49	$21.80	$20.16	$22.22	$23.44	17%	(5%)
Milling cost per tonne	23.38	18.61	17.17	19.40	15.65	26%	24%
Indirect cost per tonne	22.93	16.75	14.25	17.55	12.35	37%	42%
Total production cost per tonne	$71.80	$57.16	$51.58	$59.17	$51.43	26%	15%

During the third quarter, the Del Toro mine produced a total of 472,804 silver equivalent ounces, a decrease of 34% compared to 712,714 ounces produced in the previous quarter. The mine processed 60,501 tonnes (658 tpd) of ore with an average silver grade of 149 g/t during the quarter, which decreased 26% and 14%, respectively, compared to the previous quarter. The decline in throughput and head grades were attributed to delays in accessing land around the Dolores mine to extend a power line and add ventilation to the mine. In the fourth quarter, the Company has negotiated with the national energy provider to increase power delivery for one year. We expect there to be a delay as the Company prepares the mine over the next two quarters to increase production in the second quarter of 2018.

Lead grades and recoveries averaged 4.0% and 69%, respectively, producing a total of 3,695,186 pounds of lead, a decrease of 38% as a result of lower throughput and head grades.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 16

Cash cost per ounce for the quarter was $6.41, compared to $3.99 per ounce in the previous quarter. The increase in cash cost was primarily attributed to the 26% decrease in mill throughput, a 14% reduction in head grade, as well as a stronger Mexican peso which appreciated 4% against the U.S. dollar.

Total underground development at Del Toro in the third quarter was 2,989 metres, compared with 3,222 metres in the second quarter of 2017. Development in the quarter focused on opening new production areas, exploring high potential zones and new stope preparation in the Santa Teresa and Purisima zones in the Dolores mine and the Lupitas veins in the San Juan mine.

At quarter end, two underground drill rigs were active at Del Toro and a total of 6,673 metres of exploration drilling was completed, a 64% increase compared to 4,078 metres in the previous quarter. The drill program in the third quarter focused on near term production targets and increasing reserves and resources in the Dolores mine with the Santa Teresa and the La Escondida vein in the Perseverancia mine. The Company is planning to release an updated NI 43-101 Technical Report in the fourth quarter.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 17

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 38,512 hectares, including the application to acquire two new mining concessions covering 29,676 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

SAN MARTIN	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q3 vs Q2	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	69,113	67,073	69,563	205,749	220,954	3%	(7%)
Average silver grade (g/t)	243	234	221	233	236	4%	(1%)
Recovery (%)	87%	85%	83%	85%	83%	2%	2%

Total silver ounces produced	471,893	425,645	410,082	1,307,619	1,392,540	11%	(6%)
Total payable silver ounces produced	471,421	425,219	409,672	1,306,312	1,391,148	11%	(6%)
Gold ounces produced	1,750	2,080	1,614	5,443	3,246	(16%)	68%
Total production - ounces silver equivalent	604,686	577,598	522,672	1,704,956	1,635,686	5%	4%

Underground development (m)	2,781	3,224	2,127	8,133	7,424	(14%)	10%
Diamond drilling (m)	7,763	7,352	4,136	19,250	15,066	6%	28%

COST
Mining cost per ounce	$4.00	$4.02	$3.66	$3.90	$3.37	0%	16%
Milling cost per ounce	4.22	3.86	3.98	4.03	3.78	9%	7%
Indirect cost per ounce	3.04	3.07	2.76	2.96	2.27	(1%)	30%
Total production cost per ounce	$11.26	$10.94	$10.41	$10.89	$9.42	3%	16%
Transport and other selling costs per ounce	0.24	0.22	0.22	0.23	0.25	9%	(8%)
Smelting and refining costs per ounce	0.21	0.21	0.20	0.21	0.22	0%	(5%)
Environmental duty and royalties per ounce	0.10	0.11	0.12	0.11	0.10	(9%)	10%
Cash cost per ounce before by-product credits	$11.80	$11.47	$10.95	$11.43	$9.99	3%	14%
Deduct: By-product credits	(4.69)	(6.04)	(4.53)	(5.08)	(2.88)	(22%)	76%
Cash cost per ounce	$7.11	$5.43	$6.42	$6.35	$7.11	31%	(11%)

Workers’ Participation	0.24	0.47	0.25	0.32	0.25	(49%)	28%
Accretion of decommissioning liabilities	0.06	0.07	0.07	0.07	0.07	(14%)	0%
Sustaining capital expenditures	2.61	1.56	1.93	2.05	1.74	67%	18%
All-In Sustaining Costs per ounce	$10.03	$7.53	$8.66	$8.79	$9.17	33%	(4%)

Mining cost per tonne	$27.27	$25.47	$21.55	$24.75	$21.24	7%	17%
Milling cost per tonne	28.80	24.45	23.46	25.57	23.78	18%	8%
Indirect cost per tonne	20.74	19.45	16.28	18.81	14.30	7%	32%
Total production cost per tonne	$76.81	$69.37	$61.28	$69.13	$59.32	11%	17%

During the quarter, San Martin produced 471,893 silver ounces and 1,750 ounces of gold for a total production of 604,686 silver equivalent ounces. Total production increased by 5% compared to the prior quarter primarily due to a 4% increase in silver grade and a 2% increase in silver recoveries. The increase in production was attributed to higher tonnage, recoveries and silver grades.

For the quarter, the San Martin mine processed a total of 69,113 tonnes compared to 67,073 tonnes in the previous quarter. The average silver and gold head grades were 243 g/t and 0.8 g/t, an increase of 4% and a decrease of 22%, respectively, compared to the previous quarter. Silver recovery in the quarter was 87%, an increase of 2% compared to the previous quarter due to ongoing plant optimization programs.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 18

Cash cost per ounce of $7.11 in the quarter, an increase of 31% compared to $5.43 per ounce in the previous quarter. The increase in cash cost was primarily attributed to lower by-product credits related to decreased gold production, as well as a stronger Mexican peso which strengthened 4% compared to the previous quarter.

A total of 2,781 metres of underground development was completed in the quarter compared to 3,224 metres of development in the previous quarter. During the quarter, the development program continued in the Veladora, Rosarios and Hediondas veins which have shown positive drill results with good grades and widths.

During the quarter, a total of 7,763 metres of diamond drilling were completed compared with 7,352 metres drilled in the previous quarter. At quarter end, two underground drill rigs and one surface drill rig were active at the San Martin property, focusing on upgrading and expanding resources in the Intermedia, Rosario and Hedionda veins. Surface exploration focused on the extension of the Rosario vein in the area known as the 5 Señores, as well as the Guitarrona and Huichola Norte veins.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 19

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

LA GUITARRA	2017-Q3	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q3 vs Q2	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	23,896	29,547	36,514	89,957	117,274	(19%)	(23%)
Average silver grade (g/t)	187	188	210	196	221	(1%)	(11%)
Recovery (%)	82%	77%	77%	78%	82%	6%	(5%)

Total silver ounces produced	117,504	138,345	189,159	445,008	683,809	(15%)	(35%)
Total payable silver ounces produced	111,629	131,428	179,701	422,758	648,169	(15%)	(35%)
Gold ounces produced	862	1,254	1,815	3,932	6,108	(31%)	(36%)
Total production - ounces silver equivalent	182,986	229,276	316,195	728,456	1,136,975	(20%)	(36%)

Underground development (m)	1,976	2,093	2,279	6,348	4,960	(6%)	28%
Diamond drilling (m)	6,345	3,092	7,416	16,853	12,457	105%	35%

COST
Mining cost per ounce	$9.84	$8.02	$6.00	$7.64	$6.31	23%	21%
Milling cost per ounce	5.49	4.78	3.90	4.59	3.02	15%	52%
Indirect cost per ounce	10.37	8.22	5.41	7.59	4.62	26%	64%
Total production cost per ounce	$25.70	$21.02	$15.31	$19.83	$13.95	22%	42%
Transport and other selling costs per ounce	1.05	0.96	0.90	0.96	0.51	10%	88%
Smelting and refining costs per ounce	1.65	1.58	1.66	1.63	3.65	4%	(55%)
Environmental duty and royalties per ounce	0.14	0.13	0.16	0.14	0.16	8%	(8%)
Cash cost per ounce before by-product credits	$28.54	$23.69	$18.03	$22.56	$18.27	20%	23%
Deduct: By-product credits	(9.52)	(11.03)	(11.67)	(10.90)	(11.23)	(14%)	(3%)
Cash cost per ounce	$19.02	$12.66	$6.36	$11.66	$7.04	50%	66%

Workers’ Participation	0.07	0.21	(0.15)	0.02	0.29	(66%)	(93%)
Accretion of decommissioning liabilities	0.20	0.16	0.11	0.15	0.10	23%	55%
Sustaining capital expenditures	12.26	6.49	5.52	7.60	4.97	89%	53%
All-In Sustaining Costs per ounce	$31.55	$19.52	$11.84	$19.43	$12.40	62%	57%

Mining cost per tonne	$45.98	$35.69	$29.52	$35.92	$34.90	29%	3%
Milling cost per tonne	25.65	21.25	19.19	21.58	16.68	21%	29%
Indirect cost per tonne	48.46	36.55	26.62	35.68	25.55	33%	40%
Total production cost per tonne	$120.09	$93.49	$75.33	$93.18	$77.13	28%	21%

During the third quarter, La Guitarra produced a total of 182,986 silver equivalent ounces, consisting of 117,504 silver ounces and 862 gold ounces. Compared to the previous quarter, total production decreased by 20% due to a 19% decrease in tonnes milled due to seismic disruption, labour transformation and a heavy rainy season during the quarter. More production faces are being opened and are expected to assist in increasing production midway through the fourth quarter.

In September, two large earthquakes registering magnitudes of 8.2 and 7.1 on the Richter Scale struck the southern states of Mexico. The La Guitarra mine, located in the state of Mexico, was evacuated for a total of eight days for safety precautions and to allow for a full inspection of the underground mine, plant and tailings dam to assess any potential damages. The inspection revealed no significant risks or damages allowing for the restart of production in late September.

Silver grades and recoveries averaged 187 g/t and 82%, respectively, during the quarter, while gold grades and recoveries averaged 1.4 g/t and 78%, respectively. Recoveries in both silver and gold improved significantly from the previous quarter as a result of optimization of the grinding effect on particle liberation.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 20

Cash cost in this quarter was $19.02 per ounce, a 50% increase compared to $12.66 per ounce in the previous quarter. Total production costs for La Guitarra was relatively consistent compared to the previous quarter. The increase in cash cost per ounce from the previous quarter was primarily attributed to the decrease in silver ounces produced, decrease in by-product credits from lower gold production, an increase in ore development activities to compensate for lower production from stopes, as well as a stronger Mexican peso which appreciated 4% against the U.S. dollar compared to the previous quarter.

Production costs in the quarter also included $0.2 million in severance payments related to layoffs of 89 union workers or approximately 30% of the mine's workforce, as the Company is optimizing its workforce changing from three shifts of eight hours to two shifts of 11 hours.

A total of 1,976 metres of underground development was completed during the quarter compared to 2,093 metres in the previous quarter, focused on preparing stopes in the Coloso mine.

During the quarter, three drill rigs were active at the La Guitarra property, including two underground and one surface, and 6,345 metres of diamond drilling were completed compared to 3,092 metres during the previous quarter, an increase of 105%. An additional surface rig was added to aggressively explore the Nazareno de Ancas area to the west and at depth. The drilling program is currently focused on expansionary drilling at the Jessica and Joya Larga veins, as well as the Nazareno and Soledad veins from underground and the Nazareno and Nazareno de Ancas from surface stations.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at La Guitarra. The total purchase price amounted to $5.4 million, of which $5.2 million was to be settled in common shares of First Majestic and $0.2 million in cash. As at September 30, 2017, the Company has paid the $0.2 million and has issued $4.7 million in common shares. The remaining balance of $0.5 million in common shares will be issued in September 2018 based on the Company’s five day volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 21

DEVELOPMENT AND EXPLORATION PROJECTS AND PROPERTIES

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project consists of 13 mining concessions covering 6,896 hectares, which includes the adjacent Rosario and San Juan historic mines located in Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive historical underground development at the Rosario and San Juan mines will allow for easy access to mineralized zones and to accelerate exploration and development in the future.

The Company is preparing the underground infrastructure, including dewatering and ventilation, in order to access and equip the three underground drilling stations. During the third quarter of 2017, three drill rigs were active on site and the Company completed 4,520 metres of diamond drilling at the Plomosas Silver Project, compared to 2,675 metres in the previous quarter. Surface exploration drilling started during the third quarter focusing on the San Juan mine area. The development program continued to advance on the crosscuts for underground drill stations and has completed 488 of the planned 520 metres. Drilling and development programs are designed to provide geological and analytical data in order to prepare a Technical Report with resource estimates and a Preliminary Economic Assessment in late 2018.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces of silver between 1773 and 1990. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”). An injunction was placed by the Company to defend against the indigenous people’s attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. The Company is currently addressing these constitutional legal matters in the Mexican courts. Three different legal orders to obtain approvals to present its final permit applications were submitted and one positive resolution was obtained, while the other orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

La Joya Silver Project, Durango, México

The Company owns 100% of the La Joya Silver Project which is located 75 kilometres southeast of the city of Durango, Mexico and consists of 15 mining concessions covering 4,646 hectares. A Preliminary Economic Assessment for La Joya was previously published by SilverCrest Mines Inc. with an effective date of October 21, 2013, and was amended March 4, 2014.

Jalisco Group of Properties, Jalisco, México

The Company owns 100% of a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México.

Jimenez del Teul Properties, Zacatecas, Mexico

The Company owns 100% of the Jimenez del Teul Properties which are located 30 kilometres south of the Del Toro Silver Mine, in the state of Zacatecas, Mexico. These properties consist of 12 mining concessions covering 12,167 hectares. Some of the prospects known as Las Minitas, El Triangulo, La Luz and Reyna Victoria host low-scale historic mining operations.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 22

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended September 30, 2017 and 2016 (in thousands of dollars, except for per share amounts):

	Third Quarter	Third Quarter
	2017	2016	Variance %

Revenues	$61,901	$79,326	(22)%	(1)
Mine operating costs
Cost of sales	40,290	38,421	5%	(2)
Depletion, depreciation and amortization	18,436	20,955	(12)%
	58,726	59,376	(1)%

Mine operating earnings	3,175	19,950	(84)%	(3)

General and administrative expenses	4,521	4,559	(1)%
Share-based payments	1,985	1,067	86%	(4)
Foreign exchange (gain) loss	(2,432)	826	(394)%
Operating (loss) earnings	(899)	13,498	(107)%
Investment and other income	625	981	(36)%
Finance costs	(1,033)	(1,090)	(5)%
(Loss) earnings before income taxes	(1,307)	13,389	(110)%
Current income tax expense	590	1,540	(62)%
Deferred income tax (recovery) expense	(577)	3,734	(115)%
Income tax expense	13	5,274	(100)%	(5)
Net (loss) earnings for the period	($1,320)	$8,115	(116)%	(6)

(Loss) earnings per share (basic and diluted)	($0.01)	$0.05	(116)%	(6)

1.	Revenues in the quarter decreased 22% compared to the same quarter of the previous year primarily attributed to:

•	a 13% decrease in the average realized silver price of $17.11 per ounce compared to $19.72 per ounce in the same quarter of the prior year; and

•
a 11% decrease in silver equivalent ounces sold compared to the third quarter of 2016, primarily attributed to a decrease in production from Del Toro, La Parrilla and La Guitarra due to lower throughputs and head grades;

offset by:

•
smelting and refining costs decreased from $4.7 million ($2.31 per ounce) to $2.0 million ($0.84 per ounce). The savings were attributed to the lower smelting and refining rates renegotiated in the past year;

2.	Cost of sales in the quarter increased by 5% compared to the same quarter of the previous year as a result of the following factors:

•
increase in energy costs of approximately $1.2 million or 17%, primarily attributed to reduction of energy subsidies in Mexico as part of the government's oil and gas deregulation policies that came into effect in the first quarter of 2017. Since the beginning of the year, diesel and electricity costs have increased by approximately 20% to 30%;

•	a $1.7 million or 10%, increase in labour costs compared to the third quarter of 2016, primarily due to cost of living adjustments for workers in light of inflationary pressures in Mexico; and

•
strengthening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which strengthened by 6% against the U.S. dollar compared to the third quarter of 2016.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 23

3.	Mine operating earnings during the quarter decreased by $16.8 million to $3.2 million from the third quarter of 2016, primarily due to a $17.4 million decrease in revenue.

4.
Share based payments during the quarter was $0.9 million or 86% higher compared to the same quarter of 2016, despite less stock options granted, primarily due to increase in the fair value per option granted which were affected by higher interest rates, expected life and volatility compared to the same quarter of the prior year.

5.
During the quarter, the Company recorded a current income tax expense of $0.6 million and an offsetting deferred income tax recovery of $0.6 million, resulting in a net income tax expense of $nil compared to an income tax expense of $5.3 million in the third quarter of 2016. The $5.3 million reduction in income tax expense was attributed to a $14.7 million decrease in earnings before income taxes.

6.	As a result of the foregoing, net loss for the quarter was $1.3 million (loss per share of $0.01) compared to net earnings of $8.1 million (EPS of $0.05) in the same quarter of the prior year.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 24

For the year to date period ended September 30, 2017 and 2016 (in thousands of dollars, except for per share amounts):

	Year to date	Year to date
	2017	2016	Variance %

Revenues	$191,123	$211,907	(10)%	(1)
Mine operating costs
Cost of sales	119,956	111,935	7%	(2)
Depletion, depreciation and amortization	56,591	60,712	(7)%
	176,547	172,647

Mine operating earnings	14,576	39,260	(63)%	(3)

General and administrative	13,541	12,905	5%
Share-based payments	6,445	3,306	95%	(4)
Foreign exchange gain	(3,507)	(1,986)	77%
Operating (loss) earnings	(1,903)	25,035	(108)%
Investment and other (loss) income	(299)	5,842	(105)%	(5)
Finance costs	(3,219)	(6,918)	(53)%	(6)
(Loss) earnings before income taxes	(5,421)	23,959	(123)%
Current income tax expense	3,035	3,412	(11)%
Deferred income tax (recovery) expense	(11,268)	13,760	(182)%
Income tax (recovery) expense	(8,233)	17,172	(148)%	(7)
Net earnings for the period	$2,812	$6,787	(59)%	(8)

Earnings per share (basic and diluted)	$0.02	$0.04	(60)%	(8)

Cash and cash equivalents	$120,794	$129,049
Total assets	$837,580	$857,175
Non-current liabilities	$156,146	$193,749

1.	Revenues in the nine months ended September 30, 2017 decreased 10% compared to the previous year due to the following significant contributors:

•
Silver equivalent ounces sold decreased by 13% compared to the previous year, primarily attributed to a 15% decrease in production as a result of lower production from La Parrilla, La Encantada, Santa Elena and La Guitarra, primarily due to lower throughputs and head grades. Production was primarily impacted by unusual efforts by unionized workers in the second quarter to illegally disrupt mining activities which caused labour issues, including minor stoppages at La Parrilla and Santa Elena, and a more serious stoppage at the La Encantada mine which lasted 42 days. Production at La Encantada was back on track in July;

Partially offset by:

•
Smelting and refining costs decreased from $17.5 million ($1.99 per ounce) to $9.0 million ($0.84 per ounce) as a result of savings attributed to the new smelting and refining agreements negotiated over the past year; and

•	Average realized silver price of $17.29 per ounce in the current year was relatively unchanged compared to $17.18 per ounce in the same period of the prior year.

2.	Cost of sales in the year increased 7% compared to 2016 as a result of the following factors:

•
increase in energy costs of approximately $2.5 million, or 12%, primarily attributed to reduction of energy subsidies in Mexico as part of the government's oil and gas deregulation policies that came into effect in the first quarter of 2017. Since the beginning of the year, diesel and electricity costs have increased by approximately 20% to 30%;

•	a $2.9 million or 7% increase in labour costs compared to the same period of 2016, primarily due to certain discretionary a

First Majestic Silver Corp. 2017 Third Quarter Report	Page 25

nd productivity bonuses paid during the year, $0.2 million severance payment incurred as part of the resolution of the La Encantada strike, as well as cost of living adjustments for workers in light of inflationary pressures in Mexico;
Partially offset by:

•
weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 4% against the U.S. dollar compared to the same period of 2016.

3.
As a result of the foregoing, mine operating earnings during the nine months ended September 30, 2017 decreased $24.7 million from 2016 due to the combination of a $20.8 million decrease in revenue combined with an $8.0 million increase in cost of sales.

4.
Share based payments during the nine months ended September 30, 2017 was 95% higher compared to the same period of 2016, despite less stock options granted, primarily due to increase in the fair value per option granted which were affected by higher interest rates, expected life and volatility compared to the prior year.

5.	The Company’s investment and other income or loss was $6.1 million lower compared to 2016, primarily due to the following:

•	$2.0 million loss on investment in marketable securities, compared to $6.7 million gain in the previous year;
Offset by:

•	$0.8 million in gain from investment in derivatives in the current year; and

•
$1.3 million loss on fair value adjustment of prepayment facilities recognized in the previous year, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, prior to early settlement in February 2016.

6.
Finance costs decreased $3.7 million during the nine months ended September 30, 2017 compared to same period of 2016, primarily due to a $3.5 million loss related to prepayment of interest expenses embedded in the early settlement of BAML prepayment facilities in February 2016, which resulted in accelerated interest and accretion expense plus call option payments.

7.
During the nine months ended September 30, 2017, the Company recorded a current income tax expense of $3.0 million and a deferred income tax recovery of $11.3 million for a net income tax recovery of $8.2 million compared to an income tax expense of $17.2 million in the same period of 2016. The decrease in income tax expense was attributed to:

•
In November 2015, the Mexican Tax Authorities introduced a provision which enable companies to settle a portion of its tax deconsolidation liability against past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%. In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was previously carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the first quarter of 2016;

•a $29.4 million decrease in earnings before income taxes; and
•the impact of foreign exchange on deferred tax liabilities.

8.
As a result of the foregoing, net earnings for the nine months ended September 30, 2017 was $2.8 million (EPS of $0.02), compared to earnings of $6.8 million (Earnings per share of $0.04) in the same period of the prior year.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 26

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2017			2016				2015
Selected Financial Information	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$61,901	$60,116	$69,106	$66,170	$79,326	$66,072	$66,509	$66,012
Cost of sales	$40,290	$40,004	$39,662	$37,346	$38,421	$36,252	$37,262	$39,479
Depletion, depreciation and amortization	$18,436	$18,707	$19,448	$18,881	$20,955	$19,879	$19,878	$22,651
Mine operating earnings	$3,175	$1,405	$9,996	$9,943	$19,950	$9,941	$9,369	$3,882
Net (loss) earnings after tax	($1,320)	$1,412	$2,720	$1,814	$8,115	$6,105	($7,433)	($102,961)
Earnings (loss) per share (basic)	($0.01)	$0.01	$0.02	$0.01	$0.05	$0.04	($0.05)	($0.66)
Earnings (loss) per share (diluted)	($0.01)	$0.01	$0.02	$0.01	$0.05	$0.04	($0.05)	($0.66)

During the third quarter of 2017, mine operating earnings increased to $3.2 million compared to $1.4 million in the previous quarter. The increase was primarily attributed to $1.8 million increase in revenue as a result of the resumed production from the 42 day mine stoppage at La Encantada in Q2. Net loss after tax for the quarter was $1.3 million, a decrease of $2.7 million compared to the previous quarter primarily due to an $8.1 million decrease in income tax recovery which was impacted by foreign exchange on deferred tax liabilities, partially offset by a $1.8 million increase in mine operating earnings, $1.8 million increase in foreign exchange gains, as well as a $1.7 million increase in investment and other income.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2017, the Company's treasury included cash and cash equivalents of $120.8 million compared to $129.0 million at December 31, 2016. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. As at September 30, 2017, total available liquidity was $135.1 million (see page 37), including $8.8 million of undrawn revolving credit facility.

Cash and cash equivalents decreased by $8.3 million during the year. The Company’s cash flows from operating, investing and financing activities during the year are summarized as follows:

•	Cash used in investing activities of $56.8 million, primarily related to:

•	$39.7 million spent on mine development and exploration activities; and

•	$16.6 million spent on purchase of property, plant and equipment.

•	Cash used in financing activities of $6.2 million, including:
•$9.5 million on repayment of debt facilities;
•$5.5 million on repayment of equipment financing obligations; and
•$2.2 million on financing costs;
net of:
•$5.0 million proceeds from exercise of stock options; and
•$6.0 million proceeds from equipment financing obligations.
offset by:

•	Cash provided from operating activities of $50.9 million.

Working capital as at September 30, 2017 was $126.3 million compared to $130.6 million at December 31, 2016.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 27

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at September 30, 2017 and December 31, 2016, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at September 30, 2017, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$27,582	$27,582	$—	$—	$—
Debt facilities	37,201	14,152	23,049	—	—
Equipment financing obligations	9,395	4,693	4,453	249	—
Other liabilities	907	—	907	—	—
Purchase obligations and commitments	4,073	2,923	1,150	—	—
	$79,158	$49,350	$29,559	$249	$—

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 28

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	September 30, 2017
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$44,846	$60	$9,430	($1,331)	$—	$53,005	$5,301
Mexican peso	2,231	13,157	—	(12,554)	—	2,834	283
	$47,077	$13,217	$9,430	($13,885)	$—	$55,839	$5,584

	December 31, 2016
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$44,239	$391	$11,255	($1,558)	$—	$54,327	$5,433
Mexican peso	7,877	9,729	—	(10,916)	14,000	20,690	2,069
	$52,116	$10,120	$11,255	($12,474)	$14,000	$75,017	$7,502

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				September 30, 2017
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$253	$30	$549	$36	$868
Metals in doré and concentrates inventory	42	53	25	8	128
	$295	$83	$574	$44	$996

				December 31, 2016
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$468	$94	$223	$37	$822
Metals in doré and concentrates inventory	196	160	7	4	367
	$664	$254	$230	$41	$1,189

First Majestic Silver Corp. 2017 Third Quarter Report	Page 29

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $61.2 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at September 30, 2017, the Company has not accrued any of the remaining $61.2 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 30

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the nine months ended September 30, 2017 and year ended December 31, 2016.

Off-Balance Sheet Arrangements

At September 30, 2017, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

There were no other significant transactions with related parties outside of the ordinary course of business during the nine months ended September 30, 2017.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 165,695,664 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. There were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2016.

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2017

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company has completed its evaluation of the impact of applying this standard and concluded that there are no material changes in the gross amounts of revenue nor the timing of when revenue is recognized.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 31

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of applying this standard. The expected impact of applying this standard includes the potential designation of equity securities as financial assets at fair value through other comprehensive income, resulting in changes in fair value and gains and losses on disposal being recognized in other comprehensive income. The new expected credit loss impairment model and reformed approach to hedge accounting is not expected to have a significant impact on the Company's consolidated financial statements.

Finance leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, if IFRS 16 – Revenue from Contracts with Customers, has also been applied. Upon the adoption of IFRS 16, the Company anticipates to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 32

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

First Majestic Silver Corp. 2017 Third Quarter Report	Page 33

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$12,944	$7,376	$6,720	$4,344	$5,308	$2,870	$39,562
Add: transportation and other selling cost	140	37	209	212	113	118	872
Add: smelting and refining cost	123	132	819	646	97	184	2,001
Add: environmental duty and royalties cost	113	22	36	18	45	16	250
Total cash cost before by-product credits (B)	$13,320	$7,567	$7,784	$5,220	$5,563	$3,188	$42,685
Deduct: By-product credits attributed to
Gold by-product credits	(12,546)	(3)	(291)	—	(2,211)	(1,063)	(16,114)
Lead by-product credits	—	—	(1,491)	(3,805)	—	—	(5,296)
Zinc by-product credits	—	—	(1,033)	—	—	—	(1,033)
Total by-product credits	($12,546)	($3)	($2,815)	($3,805)	($2,211)	($1,063)	($22,443)
Total cash cost (C)	$774	$7,564	$4,969	$1,415	$3,352	$2,125	$20,242
Workers’ participation	58	110	122	(403)	114	8	9
General and administrative expenses	—	—	—	—	—	—	4,255
Share-based payments	—	—	—	—	—	—	1,985
Accretion of decommissioning liabilities	47	62	43	42	30	22	246
Sustaining capital expenditures	1,720	1,355	2,505	1,797	1,231	1,368	10,624
All-In Sustaining Costs (D)	$2,599	$9,091	$7,639	$2,851	$4,727	$3,523	$37,361
Payable silver ounces produced (E)	559,494	606,701	405,172	220,701	471,421	111,629	2,375,118
Tonnes milled (F)	232,662	212,092	132,389	60,501	69,113	23,896	730,652

Total cash cost per ounce, before by-product credits (B/E)	$23.81	$12.47	$19.21	$23.65	$11.80	$28.54	$15.82
Total cash cost per ounce (C/E)	$1.39	$12.47	$12.26	$6.41	$7.11	$19.02	$8.52
All-in sustaining cost per ounce (D/E)	$4.65	$14.98	$18.85	$12.92	$10.03	$31.55	$15.73
Production cost per tonne (A/F)	$55.65	$34.77	$50.75	$71.80	$76.81	$120.09	$54.15

Gold by-product credits per ounce	($22.42)	$—	($0.72)	$—	($4.69)	($9.52)	($6.78)
Lead by-product credits per ounce	—	—	(3.68)	(17.24)	—	—	(2.23)
Zinc by-product credits per ounce	—	—	(2.55)	—	—	—	(0.43)
Total by-product credits per ounce	($22.42)	$—	($6.95)	($17.24)	($4.69)	($9.52)	($9.45)

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$10,835	$7,479	$6,073	$4,172	$4,468	$3,114	$36,141
Add: transportation and other selling cost	104	30	183	256	98	123	794
Add: smelting and refining cost	170	146	1,475	1,864	102	894	4,651
Add: environmental duty and royalties cost	126	25	105	48	52	38	394
Total cash cost before by-product credits (B)	$11,235	$7,680	$7,836	$6,340	$4,720	$4,169	$41,980
Deduct: By-product credits attributed to
Gold by-product credits	(11,771)	(33)	(271)	—	(1,193)	(2,440)	(15,708)
Lead by-product credits	—	—	(1,944)	(4,900)	—	—	(6,844)
Zinc by-product credits	—	—	(1,650)	—	—	—	(1,650)
Total by-product credits	($11,771)	($33)	($3,865)	($4,900)	($1,193)	($2,440)	($24,202)
Total cash cost (C)	($536)	$7,647	$3,971	$1,440	$3,527	$1,729	$17,778
Workers’ participation	—	85	66	33	243	163	556
General and administrative expenses	—	—	—	—	—	—	4,358
Share-based payments	—	—	—	—	—	—	1,067
Accretion of decommissioning liabilities	35	50	32	36	33	20	206
Sustaining capital expenditures	1,727	964	1,425	1,032	1,159	1,484	8,027
All-In Sustaining Costs (D)	$1,226	$8,746	$5,494	$2,541	$4,962	$3,396	$31,992
Payable silver ounces produced (E)	670,416	682,736	515,961	422,965	499,941	249,822	3,041,841
Tonnes milled (F)	241,996	247,858	147,414	86,646	75,228	39,092	838,233

Total cash cost per ounce, before by-product credits (B/E)	$5.27	$11.22	$10.12	$7.88	$7.91	$10.69	$15.82
Total cash cost per ounce (C/E)	($0.81)	$11.20	$7.70	$3.41	$7.05	$6.93	$5.84
All-in sustaining cost per ounce (D/E)	$1.82	$12.81	$10.65	$6.02	$9.92	$13.60	$10.52
Production cost per tonne (A/F)	$44.75	$30.18	$41.20	$48.15	$59.39	$79.68	$43.11

Gold by-product credits per ounce	($6.08)	($0.02)	($0.17)	$—	($0.86)	($3.76)	($1.79)
Lead by-product credits per ounce	—	—	(1.22)	(4.47)	—	—	(0.78)
Zinc by-product credits per ounce	—	—	(1.03)	—	—	—	(0.19)
Total by-product credits per ounce	($6.08)	($0.02)	($2.42)	($4.47)	($0.86)	($3.76)	($2.75)

First Majestic Silver Corp. 2017 Third Quarter Report	Page 34

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada(1)	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$37,765	$19,798	$18,715	$13,102	$14,224	$8,383	$111,987
Add: transportation and other selling cost	375	84	498	680	296	406	2,467
Add: smelting and refining cost	418	381	2,983	4,224	278	690	8,974
Add: environmental duty and royalties cost	346	59	117	77	141	61	801
Total cash cost before by-product credits (B)	$38,904	$20,322	$22,313	$18,083	$14,939	$9,540	$124,229
Deduct: By-product credits attributed to
Gold by-product credits	(35,641)	(54)	(726)	—	(6,635)	(4,610)	(47,666)
Lead by-product credits	—	—	(4,789)	(14,432)	—	—	(19,221)
Zinc by-product credits	—	—	(2,775)	—	—	—	(2,775)
Total by-product credits	($35,641)	($54)	($8,290)	($14,432)	($6,635)	($4,610)	($69,662)
Total cash cost (C)	$3,263	$20,268	$14,023	$3,651	$8,304	$4,930	$54,567
Workers’ participation	$274	$414	$423	$19	$418	$8	$1,556
General and administrative expenses	—	—	—	—	—	—	12,778
Share-based payments	—	—	—	—	—	—	6,445
Accretion of decommissioning liabilities	133	177	125	120	87	63	705
Sustaining capital expenditures	5,301	3,437	6,315	4,382	2,683	3,213	26,392
All-In Sustaining Costs (D)	$8,971	$24,296	$20,886	$8,172	$11,492	$8,214	$102,443
Payable silver ounces produced (E)	1,697,124	1,684,752	1,265,747	890,662	1,306,312	422,758	7,267,353
Tonnes milled (F)	695,162	626,641	405,861	221,452	205,749	89,957	2,244,822

Total cash cost per ounce, before by-product credits (B/E)	$22.93	$12.06	$17.63	$20.30	$11.43	$22.56	$17.10
Total cash cost per ounce (C/E)	$1.93	$12.03	$11.08	$4.10	$6.35	$11.66	$7.51
All-in sustaining cost per ounce (D/E)	$5.29	$14.42	$16.50	$9.18	$8.79	$19.43	$14.10
Production cost per tonne (A/F)	$54.33	$31.60	$46.11	$59.17	$69.13	$93.18	$49.89

Gold by-product credits per ounce	($21.00)	($0.03)	($0.57)	$—	($5.08)	($10.90)	($6.56)
Lead by-product credits per ounce	—	—	(3.78)	(16.20)	—	—	(2.64)
Zinc by-product credits per ounce	—	—	(2.19)	—	—	—	(0.38)
Total by-product credits per ounce	($21.00)	($0.03)	($6.55)	($16.20)	($5.08)	($10.90)	($9.59)
(1) Cash cost per ounce in the period excludes $1.4 million in standby costs incurred at the unit during the 42 day mine stoppage at La Encantada.

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$31,818	$21,426	$17,298	$13,077	$13,103	$9,045	$105,767
Add: transportation and other selling cost	305	366	949	818	341	333	3,112
Add: smelting and refining cost	533	589	7,405	6,308	312	2,364	17,511
Add: environmental duty and royalties cost	377	73	256	109	139	101	1,055
Total cash cost before by-product credits (B)	$33,033	$22,454	$25,908	$20,312	$13,895	$11,843	$127,445
Deduct: By-product credits attributed to
Gold by-product credits	(37,507)	(92)	(560)	—	(4,008)	(7,277)	(49,444)
Lead by-product credits	—	—	(6,769)	(13,076)	—	—	(19,845)
Zinc by-product credits	—	—	(7,703)	—	—	—	(7,703)
Total by-product credits	($37,507)	($92)	($15,032)	($13,076)	($4,008)	($7,277)	($76,992)
Total cash cost (C)	($4,474)	$22,362	$10,876	$7,236	$9,887	$4,566	$50,453
Workers’ participation	—	232	267	85	345	186	900
General and administrative expenses	—	—	—	—	—	—	12,349
Share-based payments	—	—	—	—	—	—	3,306
Accretion of decommissioning liabilities	107	154	98	112	103	62	636
Sustaining capital expenditures	7,795	2,301	3,201	2,087	2,425	3,223	21,339
All-In Sustaining Costs (D)	$3,428	$25,049	$14,442	$9,520	$12,760	$8,037	$88,983
Payable silver ounces produced (E)	1,935,422	2,138,586	1,597,007	1,096,313	1,391,148	648,169	8,798,091
Tonnes milled (F)	730,289	646,037	457,200	254,253	220,954	117,274	2,426,007

Total cash cost per ounce, before by-product credits (B/E)	$17.07	$10.54	$16.22	$18.53	$9.99	$18.27	$14.48
Total cash cost per ounce (C/E)	($2.31)	$10.50	$6.81	$6.60	$7.11	$7.04	$5.73
All-in sustaining cost per ounce (D/E)	$1.77	$11.76	$9.04	$8.68	$9.17	$12.40	$10.11
Production cost per tonne (A/F)	$43.56	$33.16	$37.83	$51.43	$59.32	$77.13	$43.60

Gold by-product credits per ounce	($19.38)	($0.04)	($0.35)	$—	($2.88)	($11.23)	($5.62)
Lead by-product credits per ounce	—	—	(4.24)	(11.93)	—	—	(2.26)
Zinc by-product credits per ounce	—	—	(4.82)	—	—	—	(0.88)
Total by-product credits per ounce	($19.38)	($0.04)	($9.41)	($11.93)	($2.88)	($11.23)	($8.75)

First Majestic Silver Corp. 2017 Third Quarter Report	Page 35

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Revenues as reported	$61,901	$79,326	$191,123	$211,907
Add back: smelting and refining charges	2,001	4,653	8,974	17,512
Gross revenues	63,902	83,979	200,097	229,419
Less: Sandstorm gold revenues	(877)	(704)	(2,746)	(2,794)
Gross revenues, excluding Sandstorm (A)	$63,025	$83,275	$197,351	$226,625

Payable equivalent silver ounces sold	3,862,899	4,353,613	11,965,740	13,770,775
Less: Payable equivalent silver ounces sold to Sandstorm	(178,375)	(131,397)	(548,450)	(581,018)
Payable equivalent silver ounces sold, excluding Sandstorm (B)	3,684,524	4,222,216	11,417,290	13,189,757

Average realized price per ounce of silver sold (A/B)(1)	$17.11	$19.72	$17.29	$17.18
Average market price per ounce of silver per COMEX	$16.80	$19.59	$17.15	$17.10

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net (loss) earnings as reported	($1,320)	$8,115	$2,812	$6,787
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	(577)	3,734	(11,268)	13,760
Share-based payments	1,985	1,067	6,445	3,306
(Gain) loss from investment in derivatives and marketable securities	(164)	(1,097)	1,996	(6,692)
Recovery of mineral inventory	(87)	(86)	(66)	(894)
Loss from fair value adjustment of prepayment facilities	—	—	—	1,255
Loss on early settlement of prepayment facilities	—	—	—	3,506
Adjusted net (loss) earnings	($163)	$11,733	($81)	$21,028
Weighted average number of shares on issue - basic	165,504,932	163,833,314	165,148,690	159,691,749
Adjusted EPS	$0.00	$0.07	$0.00	$0.13

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Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Operating Cash Flows before Working Capital and Taxes	$17,687	$35,372	$62,282	$83,845
Weighted average number of shares on issue - basic	165,504,932	163,833,314	165,148,690	159,691,749
Cash Flow per Share	$0.11	$0.22	$0.38	$0.53

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	September 30, 2017	December 31, 2016
Current Assets	$171,818	$180,199
Less: Current Liabilities	(45,543)	(49,572)
Working Capital	$126,275	$130,627
Available Undrawn Revolving Credit Facility	8,782	8,782
Available Liquidity	$135,057	$139,409

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2017, the Company’s disclosure

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controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the nine months ended September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other

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geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2016, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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